

ClickStream

INVESTOR PRESENTATION

3.26.20

Disclaimer

This document contains forward-looking statements within the meaning of Section 37A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties. A number of factors could cause actual results to differ from those indicated in the forward-looking statements, including the Company's ability to continue to successfully market and provide its services, maintain its effectiveness and its customer base and general economic conditions. The Company undertakes no obligation to publicly update or revise forward-looking statements whether as a result of new information, future events or otherwise.



ClickStream is a free to play ("FREEMIUM") gaming app built on an analytics platform that caters to the untapped market of casual users that will spend a few seconds to interact with a platform for free in order to win real money. Our primary target is not the sports betters or the fantasy players, who will join over time, but rather individuals who enjoy the low barrier to entry of entering a quick contest (short time investment) with the chance to win a prize (thrill of winning something for free). Our games will initially be quick to play quiz type games that allow the user to get involved in around 20 seconds, and then receive results from push notifications. Game types are set up dynamically. Because the format doesn't change, we can run games nightly for NBA to NHL, NFL to individual events such as the Oscars, other awards shows, and new sporting events such as Soccer and NASCAR. Games and events can be automated from the backend of the operating system and launched automatically. APIs are plugged in to track results in real time, and there is a manual option to allow customs events that can be run through the platform.

People are looking for new ways to be entertained

Global Gaming Market

- 165b Projected for 2020

- Trivia

- E-Gaming

- Peer-to-peer contests

- Digital Ads: 78% of 220b



 **2019 GLOBAL GAMES MARKET**
PER REGION WITH YEAR-ON-YEAR GROWTH RATES

newzoo

EUROPE, MIDDLE EAST & AFRICA
$34.7Bn
+11.5% YoY
23%

LATIN AMERICA
$5.6Bn
+11.1% YoY
4%

2019 TOTAL
$152.1Bn
+9.6%
YoY

ASIA-PACIFIC
$72.2Bn
+7.6% YoY
47%

NORTH AMERICA
$39.6Bn
+11.7% YoY
26%

48%
of all consumer spending on games in 2019 will come from the U.S. and China

 CHINA TOTAL
$36.5Bn

 US TOTAL
$36.9Bn

Source: ©Newzoo | 2019 Global Games Market Report
newzoo.com/globalgamesreport

Target Consumer Demographics

Casual Fans: 38% of the 150m US gamers

74% of in-app consumer spend is in games

Women represent nearly half the market

25-49 Years Old



Infinixsoft
Award Winning Platform Developer





Tommy Sondgroth
Partner, CTO

Apps

Games

Marketplaces

APIs

650+ projects

20+ Portfolio Companies



Trivia with Schwab

Howie Schwab
Game Show Host

Howie Schwab, "The Sultan of Sports Trivia", is best known as the sports trivia expert and final adversary on ESPN's Stump the Schwab show. Schwab is a native Long Islander and 1982 graduate of St. John's University. Schwab served as the editor-in-chief of College & Pro Football News Weekly in the mid-1980s before joining ESPN in 1987. By 1995, he was the coordinating producer for the network's website, ESPN.com. Beginning in 1998, Schwab served as a coordinating producer for ESPN studio production, which included duties on programs including SportsCenter and Outside the Lines. Schwab appeared on shows such as Outside the Lines and First Take and is most famous for his role on "Stump the Schwab" from July 2004 to September 2006 In 2014, Schwab joined Sports Jeopardy! as a consultant and writer.



Movies and Sports with Baldy

Brian Baldinger
Game Show Host

Brian Baldinger, currently in his 15th year with NFL Network as an analyst for their signature shows in addition to hosting Film Sessions and #BaldysBreakdowns, National NFL radio analyst for Compass Media Networks since 2009, National NFL analyst for Entercom Sports since 2019, College football analyst for Fox Sports since 2010, Owner of Football Stories the Magazine since 2004, Previously, FOX Sports NFL game analyst from 1998-2008 and worked with Joe Buck, Dick Stockton, Pat Summerall and Kenny Albert at various times. Baldinger is a regular contributor to NFL.com, played guard, center and tackle for the Dallas Cowboys, Indianapolis Colts, Buffalo Bills and Philadelphia Eagles. Baldinger is a former color commentator for NFL telecasts on Fox (See https://en.wikipedia.org/wiki/Brian_Baldinger).



Contest Rules

Free to Play

Brand Sponsored

Cash Prizes to Top Finishers

Team- Decades of Experience



Frank Magliochetti,
Chairman and CEO

Mr. Magliochetti obtained a B.S. in Pharmacy from Northeastern University and entered the Masters of Toxicology program where he worked on the effects of Valium on ulcers. Frank later received his MBA from The Sawyer School of Business at Suffolk University specializing in corporate finance, completed the Advanced Management Program at Harvard Business School and the General Management Program at Stanford Business School. Frank is finishing his PhD dissertation defense in Divinity from Northwestern Seminary. Frank is the Managing Partner for Parcae Capital Corp.



Michael Handelman
Chief Financial Officer

Mr. Handelman has served as CFO since October 2015. Mr. Handelman served as CFO to Lion Biotechnologies, Inc. from February 2011 until June 2015 and was a member of the Lion Bio Board of Directors from February 2013 until May 2013. Mr. Handelman served as the Chief Financial Officer and as a financial management consultant of Oxis International, Inc., a public company engaged in the research, development and commercialization of nutraceutical products, from August 2009 until October 2011. From November 2004 to July 2009, Mr. Handelman served as Chief Financial Officer and Chief Operating Officer of TechnoConcepts, Inc., formerly a public company engaged in designing, developing, manufacturing and marketing wireless communications semiconductors, or microchips. Prior thereto, Mr. Handelman served from October 2002 to October 2004 as Chief Financial Officer of Interglobal Waste Management, Inc., a manufacturing company, and from July 1996 to July 1999 as Vice President and Chief Financial Officer of Janex International, Inc., a children's toy manufacturer. Mr. Handelman was also the Chief Financial Officer from 1993 to 1996 of the Los Angeles Kings, a National Hockey League franchise. Mr. Handelman is a certified public accountant and holds a degree in accounting from the City University of New York.

Directors



Michael J. O'Hara, Director

Mr. O'Hara, has been involved in the field of technology since 1978 and with over 30 years of industry experience has managed organizations small and large. He worked at Lockheed Martin from 2002 through August 2014 serving as Systems Engineering
Director for two major national defense satellite programs and prior to that as Program Director for a low earth orbit weather satellite system which supports our military and civilian weather predictions. Prior to Lockheed, Mr. O'Hara spent two years from 2000 to 2002 working with tech start-ups, serving as Vice President of Business Development at eSat and Vice President of Technical Operations at NetCurrents. From 1984 through 2000 Mr. O'Hara was with Hughes Aircraft Company (now Boeing) in various technical and management positions. His final assignment at Hughes was as Chief Systems Engineer for a joint NOAA/NASA/DoD program. Mr. O'Hara holds a BS in Physics (Magna Cum Laude) from the University of Massachusetts, MS in Physics from the University of Illinois, and MS in Computer Science from the University of Illinois.



Nicholas B. Panza, Director

Mr. Panza was appointed Director on December 24th 2019. Nick was also appointed VP of Operations for Stemsation International, Inc. on August 6, 2019, and as a director on October 22, 2019. In 2013, Nick started his first business, American Guard Systems, a home security company and also owned Interactive Marketing Partners, a marketing company, from 2014-18.



Ryan Smoller, Director

Mr. Smoller is a Florida Bar licensed attorney and the owner of Elder Law, P.A., a busy law firm based in Palm Beach County Florida. Ryan also owns and runs an escrow service based in South Florida. Ryan has a Bachelor's degree from Florida State University and a Juris Doctorate's degree from Saint Thomas University, School of Law.

Road Map

Quarter 3, 2020: Completion and Beta testing of the current platform including announcement of first contests, Trivia with Howie Schwab and Sports Movie Trivia with Brian Baldinger. With the launch of these two games, revenue will begin to flow.

Quarter 4, 2020: Further development of additional platform features, content and contests in conjunction with the widespread release of marketing campaigns aimed at adding FREEMIUM customers to the platform.

Next 6-12 months: Scale up of the team, operations and marketing to support new features, products and contests for 10s of thousands of daily users.

Year 2: Develop and strengthen relationships with industry partners such leagues, players, celebrities, wagering institutions, and more.